W:\NSAR\Cali\77D N-SAR 2003.doc
                        Exhibit Items


Sub-Item 77D

Pursuant to Rule 35d-1 under the Investment Company Act of1940, as amended, the Smith Barney California Municipals Fund changed its investment policies to invest, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes in the types of investments suggested by its name.